FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 6, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Magyar Telekom Extraordinary General Meeting suspended on October 9 resumed today

Budapest – November 6, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that its Extraordinary General Meeting suspended on October 9 resumed today to discuss the postponed agenda items. The shareholders elected three new Board members, four new Supervisory Board members and five new Audit Committee members.

Magyar Telekom’s Extraordinary General Meeting (EGM) suspended on October 9 resumed today to discuss the postponed agenda items. The shareholders elected three new Board members, because two Board members – Dr. Mihály Patai and Dr. György Surányi – resigned their posts earlier and the Board was enlarged by a further member. Thilo Kusch, Dr. Mihály Gálik and Frank Odzuck have been elected as new members of the Board of Directors. Their mandate – similarly to that of the other Board members – lasts until the day of the Annual General Meeting that closes fiscal year 2006, but no later than May 31, 2007.

Since the new act on business associations provides that the majority of Supervisory Board members have to be independent persons, Arne Freund, Wolfgang Hauptmann, Wolfgang Kniese and Dr. Klaus Nitschke today resigned their positions. The EGM elected Dr. György Szapáry, Dr. János Illéssy, Dr. Sándor Kerekes and Konrad Kreuzer as new members of the Supervisory Board of Magyar Telekom. The mandate of the new members – similarly to that of the other Supervisory Board members – lasts until the day of the Annual General Meeting that closes fiscal year 2006, but no later than May 31, 2007. The mandate of Dr. György Szapáry – due to his current positions and occupations – begins as of March 1, 2007.

According to the relevant provision of the new act on business associations and the amendments to the Articles of Association approved on October 9, an Audit Committee has to be set up at the Company, whose members have to be elected from the members of the Supervisory Board. The EGM elected as members of the Audit Committee of Magyar Telekom Dr. Ádám Farkas, Dr. László Pap, Dr. János Illéssy, Dr. György Szapáry and Dr. Sándor Kerekes. The mandate of the new members – similarly to that of the other Supervisory Board members – lasts until the day of the Annual General Meeting that closes fiscal year 2006, but no later than May 31, 2007. The mandate of Dr. György Szapáry – due to his current positions and occupations – begins as of March 1, 2007.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Public Limited Company held on November 6, 2006

Resolution No. 1/2006 (XI. 6.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 642.620.713 affirmative votes, 0 negative votes, and 10 abstentions.

Resolution No. 2/2006 (XI. 6.)

The General Meeting elects dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Mr. Jürgen Schäfer, representative of MagyarCom Holding GmbH authenticator of the Minutes.

The General Meeting adopts this Resolution with 641.943.050 affirmative votes, 0 negative votes, and 740.000 abstentions.

Resolution No. 3/2006 (XI. 6.)

The General Meeting, in line with the draft resolution, approves the agenda of the continued Meeting as follows:

4. Election of Members of the Board of Directors

5. Election of Members of the Supervisory Board

6. Election of Members of the Audit Committee

7. Miscellaneous

The General Meeting adopts this Resolution with 642.683.050 affirmative votes, 0 negative votes, and 0 abstentions.

Resolution No. 4/2006 (XI. 6.)

The General Meeting elects Thilo Kusch to the members of the Board of Directors of Magyar Telekom Nyrt. – under the same conditions as for the members today - until May 31, 2007.

The General Meeting adopts this Resolution with 657.701.523 affirmative votes, 87.950 negative votes, and 1.212.182 abstentions.

Resolution No. 5/2006 (XI. 6.)

The General Meeting elects dr. Mihály Gálik to the members of the Board of Directors of Magyar Telekom Nyrt. – under the same conditions as for the members today - until May 31, 2007.

The General Meeting adopts this Resolution with 657.701.523 affirmative votes, 87.950 negative votes, and 1.212.182 abstentions.

Resolution No. 6/2006 (XI. 6.)

The General Meeting elects Frank Odzuck to the members of the Board of Directors of Magyar Telekom Nyrt. – under the same conditions as for the members today - until May 31, 2007.

The General Meeting adopts this Resolution with 657.701.523 affirmative votes, 87.950 negative votes, and 1.212.182 abstentions.

Resolution No. 7/2006 (XI. 6.)

The General Meeting elects dr. György Szapáry to the members of the Supervisory Board of Magyar Telekom Nyrt. – under the same conditions as for the members today - from March 1, 2007 until May 31, 2007.

The General Meeting adopts this Resolution with 657.701.098 affirmative votes, 87.375 negative votes, and 1.213.182 abstentions.

Resolution No. 8/2006 (XI. 6.)

The General Meeting elects dr János Illéssy to the members of the Supervisory Board of Magyar Telekom Nyrt. – under the same conditions as for the members today - until May 31, 2007.

The General Meeting adopts this Resolution with 657.701.098 affirmative votes, 87.375 negative votes, and 1.213.182 abstentions.

Resolution No. 9/2006 (XI. 6.)

The General Meeting elects dr Sándor Kerekes to the members of the Supervisory Board of Magyar Telekom Nyrt. – under the same conditions as for the members today - until May 31, 2007.

The General Meeting adopts this Resolution with 657.701.088 affirmative votes, 87.375 negative votes, and 1.213.192 abstentions.

Resolution No. 10/2006 (XI. 6.)

The General Meeting elects Konrad Kreuzer to the members of the Supervisory Board of Magyar Telekom Nyrt. – under the same conditions as for the members today - until May 31, 2007.

The General Meeting adopts this Resolution with 657.701.088 affirmative votes, 87.285 negative votes, and 1.213.282 abstentions.

Resolution No. 11/2006 (XI. 6.)

The General Meeting elects dr Ádám Farkas to the members of the Audit Committee of Magyar Telekom Nyrt. until May 31, 2007.

The General Meeting adopts this Resolution with 657.713.603 affirmative votes, 83.370 negative votes, and 1.204.682 abstentions.

Resolution No. 12/2006 (XI. 6.)

The General Meeting elects dr László Pap to the members of the Audit Committee of Magyar Telekom Nyrt. until May 31, 2007.

The General Meeting adopts this Resolution with 657.713.593 affirmative votes, 83.370 negative votes, and 1.204.692 abstentions.

Resolution No. 13/2006 (XI. 6.)

The General Meeting elects dr János Illéssy to the members of the Audit Committee of Magyar Telekom Nyrt. until May 31, 2007.

The General Meeting adopts this Resolution with 657.713.593 affirmative votes, 83.380 negative votes, and 1.204.682 abstentions.

Resolution No. 14/2006 (XI. 6.)

The General Meeting elects dr György Szapáry to the members of the Audit Committee of Magyar Telekom Nyrt. from March 1, 2007 until May 31, 2007.

The General Meeting adopts this Resolution with 657.713.593 affirmative votes, 83.380 negative votes, and 1.204.682 abstentions.

Resolution No. 15/2006 (XI. 6.)

The General Meeting elects dr Sándor Kerekes to the members of the Audit Committee of Magyar Telekom Nyrt. until May 31, 2007.

The General Meeting adopts this Resolution with 657.713.593 affirmative votes, 83.370 negative votes, and 1.204.692 abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations
Date: November 6, 2006